Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

Announcement to the Market

Perpetual Tier 1 Subordinated Notes – March 2018

Itaú Unibanco Holding S.A. (“Company”) hereby announces to its stockholders and to the market that today it priced the offering of perpetual Tier 1 subordinated notes (“Notes”), in the aggregate principal amount of US$ 750 million, to be issued by the Company on March 19, 2018 (“Issuance”).

The Notes will be issued at a fixed rate of 6.5% which will be applicable until the fifth anniversary of the date of issue. Thereafter, the coupon will be reset every five years, based on the prevailing rate for United States Treasury bonds for the same period. The offer price of the Notes was 100%, resulting in a yield to investors of 6.5% until the fifth anniversary of the date of issue.

Subject to the approval of the Central Bank or any other applicable Brazilian Governmental Authority, as applicable, the Tier 1 Subordinated Notes may be repurchased by the Company on the fifth anniversary of the date of issue or on any interest payment date thereafter.

The Company will request approval of the Central Bank of Brazil for the Notes to be included in its Regulatory Capital as Additional Tier 1 Capital, adding 30 bps(1) to the Company’s Tier 1 capital ratio.

The Issuance is not subject to registration with U.S. Securities and Exchange Commisssion (“SEC”), according to and under the Securities Act of 1933, as amended (the “Securities Act”), neither it is subject to registration in Brazil with Comissão de Valores Mobiliários (“CVM”) in accordance with applicable law and regulations.

The Notes were offered only to qualified institutional buyers as defined by Rule 144A under the Securities Act, and to non-U.S. persons outside the United States under Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes, nor shall there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

São Paulo, March 12, 2018.

Alexsandro Broedel

Group Executive Finance Director and Investor Relations Officer

(1)	Considering the exchange rate as of March 9th, of R$ 3.25 for US$ 1.00.